

VENECREDIT SECURITIES, INC.

Member SIPC / NASD

April 13, 2022

Securities and Exchange Commission
Division of Trading Markets
Registrations Branch
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Reference: Annual Audit Fiscal Year 2021
Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Sirs,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission no more than 90 calendar days following the firm's fiscal year end December 31, 2021 and FINRA extension granted with new due date 04/14/2022.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your very kind attention,

George F. Valle

____
George F. Valle, CCO/FINOP

Cc. Alvaro Frias, CEO

1111 Brickell Avenue • Suite 1575 • Miami, FL 33131
Telephone: 305-372-2446 • www.venecreditsecurities.com • Facsimile: 305-358-1353